SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  TISSERA, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.0001
                         (Title of Class of Securities)


                                   085808 10 3
                                 (CUSIP Number)


          17 Hata'asia Street, Or Yehuda, 60212 Israel +972-3-634-4107
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 15, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP NO.  085808 10 3                                         PAGE 2 OF 5 PAGES
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 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Abramovich Trust Company Ltd.
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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                  (A) [ ]
                  (B) [X]
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS (See Instructions)
    PF
--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM  2(d) or 2(e)
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Israel
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                    7     SOLE VOTING POWER
     NUMBER OF               40,548
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY                - 0 -
       EACH        -------------------------------------------------------------
     REPORTING      9     SOLE DISPOSITIVE POWER
      PERSON                 40,548
       WITH        -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                             - 0 -
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Abramovich Trust Company Ltd. beneficially owns 40,548 shares.

    Abramovich Trust Company Ltd. is considered to be a member of a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange
Act, which such group, pursuant to various stock purchase agreements, acquired an aggregate of 5,483,400 shares of the Corporation. The members of the Group have not entered into any agreement relating to the acquisition, disposition or voting of such shares.
--------------------------------------------------------------------------------

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CUSIP NO.  085808 10 3                                         PAGE 3 OF 5 PAGES
----------------------                                         -----------------

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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions) [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Abramovich Trust Company Ltd. owns 0.15% of the shares outstanding on an individual basis. The Group owns an aggregate of 20.84% of the shares outstanding.
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of TISSERA, INC. (the "Corporation"). The Corporation's principal executive office is located at 17 Hata'asia Street, Or Yehuda 60212 Israel.


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Abramovich Trust Company Ltd. (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is: 65 Yigal Alon St. Tel Aviv 67443
    Israel

(c) The Reporting Person's present principal occupation is:

    Not applicable.

(d) During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

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                                PAGE 4 OF 5 PAGES


(f) The Reporting Person is a resident of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased such shares reported hereunder in a private transaction and used personal funds to purchase such shares.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) As of April 30, 2004, the Corporation had issued and outstanding a total of 26,315,547 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 459,600 shares of Common Stock or 1.75% of the issued and outstanding Common Stock. The Reporting Person is considered to be a member of a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act, which such group, pursuant to various stock purchase agreements, acquired an aggregate of 5,483,400 shares of the Corporation. The members of the Group have not entered into any agreement relating to the acquisition, disposition or voting of such shares.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 40,548 shares of Common Stock and sole power to dispose of, or to direct the disposition of 40,548 shares of Common Stock.

(c) The Reporting Entity transferred the following number of shares on the following dates without consideration to the following beneficiary entities for whom the Reporting Entity held such shares in trust. Upon termination of the trust arrangement by such beneficiaries, the Reporting Entity either sold the shares and transferred the proceeds or transferred the shares to each such beneficiary:

76,700     May 31, 2004        Avi Abramovich
32,500     May 31, 2004        Ofir Yosef
20,800     May 31, 2004        Shlomi Hakim
5,000      May 31, 2004        Ha-Arayot Transportation Ltd.
20,000     May 31, 2004        Zeev Bronfeld
41,300     June 15, 2004       Avi Abramovich
17,500     June 15, 2004       Ofir Yosef
11,200     June 15, 2004       Shlomi Hakim
36,052     June 15, 2004       Inon and Anat Barnea
158,000    June 15, 2004       Hewlett Ltd.
-------
419,052                        Total

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                                PAGE 5 OF 5 PAGES


(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

EXHIBIT 99.1 TRUST AGREEMENTS.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 22, 2003

                                        Abramovich Trust Company Ltd.


                                        By: /s/ Abramovich Trust Company Ltd.
                                            ---------------------------------